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APPROXIMATE LOCATION

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The Coach Eatery Co.

New American Restaurant

Sterling, VA 20163
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Investment Opportunity
Data Room
Discussion
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THE PITCH
The Coach Eatery Co. is seeking investment to open a new restaurant concept.
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $50,000 invested.
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INVESTOR PERKS

The Coach Eatery Co. is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Beat the Rush Invest $500 or more to qualify. 50 of 50 remaining

Each time you come and eat with us we will discount your meal up to 30% of the total bill.

Treat yourself and your family Invest $1,000 or more to qualify. 10 of 10 remaining

2 times in a month enjoy high quality food for free.

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OUR MISSION

We have set out to create a sustainable concept for restaurants. In 2020, we saw how stagnation in an industry can destroy it. As times change every industry must also change and improve in order to stay relevant. We have redefined how people think about dining, by using modern technology to improve customer service, reducing our ecological footprint, and bringing confidence back to buyers.

Eco-Friendly
Sustainable
Adaptable
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BUSINESS MODEL

During the past year we saw how not reacting quickly can really hurt an industry, so we set out to see how a restaurant can be sustainable, adaptable, eco-friendly and cutting edge. The Coach gives us a solution: the ability to adapt to our current environment while providing our guests with great eats and a modern take on hospitality. By learning from the past, thinking outside the box, and appealing

to all generations, we fully expect to see this concept grow.

Customer Service
Great Products
Environmentally Conscience
Community
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THE SPACE
We have taken two old concepts and combined them to create a new type of dining
By combing indoor dining with the concept of a food truck, we have created The Coach
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THE TEAM
Jonathan Perez
CEO / Chef de Cuisine

Alex Perez
CFO

In the last 10 years I served in the United States Air Force. During my time in the military I gained much experience and traveled to many different parts of the world. I worked hard to learn as much as I can and to prepare myself for my future as a civilian. When my brother and I spoke about what was happening the past year we set out to show the world how things can be done differently and our answer to that is The Coach.

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LOCATION

Sterling is located in Loudon County, Virginia

Just 30 miles northeast of Washington, D.C.
An ideal location for professionals who want to live close to the city and the historical roots of Virginia
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THE COACH'S BRINE TECHNIQUE
Previous
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OUR CRISPY CHICKEN SANDWICH ACCOMPANIED BY LEO'S CUCUMBER RANCH
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Rent/Utilities $20,000
Space build-out $10,000
Equipment $12,000
Operating Capital $5,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,024,728 $1,127,201 $1,206,105 $1,266,410 $1,304,402
Cost of Goods Sold $412,636 $453,899 $485,671 $509,954 $525,252
Gross Profit $612,092 $673,302 $720,434 $756,456 $779,150

EXPENSES

Rent $96,000 $98,400 $100,860 $103,381 $105,965

Utilities $36,000 $36,900 $37,822 $38,767 $39,736
Salaries $172,800 $190,080 $203,385 $213,554 $219,960
Insurance $1,800 $1,845 $1,891 $1,938 $1,986
Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Taxes $134,484 $137,846 $141,292 $144,824 $148,444
Operating Profit $162,608 $199,621 $226,360 $244,948 $253,790
This information is provided by The Coach Eatery Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Business Financial Plan1.xlsx
The Coach Business Plan (2).docx.pdf
Market Analysis Sterling VA.docx.pdf
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on May 12, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name The Coach Eatery Co.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2026
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Coach Eatery Co.'s fundraising. However, The Coach Eatery Co. may require additional funds from alternate sources at a later date.

No operating history

The Coach Eatery Co. was established in December 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Real Estate Risk

The Coach Eatery Co. is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent The Coach Eatery Co. is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Coach Eatery Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

The Coach Eatery Co. is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Coach Eatery Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Coach Eatery Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Coach Eatery Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Coach Eatery Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Coach Eatery Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Coach Eatery Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Coach Eatery Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Coach Eatery Co. will carry some insurance, The Coach Eatery Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Coach Eatery Co. could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If The Coach Eatery Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Coach Eatery Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Coach Eatery Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Coach Eatery Co., and the revenue of The Coach Eatery Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Coach Eatery Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by The Coach Eatery Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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